

July 20, 2020

Mostafa Nagaty
Chief Financial Officer
KKR Real Estate Finance Trust Inc.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re: KKR Real Estate Finance Trust Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Form 10-Q for the quarterly period ended March 31, 2020**
> **File No. 001-38082**

Dear Mr. Nagaty:

We have reviewed your June 16, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2020 letter.

Form 10-Q for the quarterly period ended March 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings , page 46

1. We note your response to comment 1. It appears your presentation of Core Earnings, which excludes the provision for credit losses, substitute individually tailored recognition and measurement methods for those of GAAP and could violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at: **http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.** Please tell us how you considered this guidance when determining the appropriateness of your presentation. Include within your response why making an adjustment for the unrealized provision for credit losses and no adjustment for realized credit losses to arrive at Core Earnings is

necessary and relevant to your industry.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction